Exhibit 99.1

Achilles Therapeutics Appoints Bernhard Ehmer to Board of Directors

London, UK 4 May 2022 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing precision T cell therapies to treat solid tumors, today announced the appointment of Bernhard Ehmer, MD, to the Board as a Non-Executive Director. Bernhard joins Achilles with a strong track record in international R&D, regulatory and commercial activities.

Bernhard is a veteran biotechnology and pharmaceutical executive with more than three decades in senior leadership roles. He most recently served as CEO of Biotest AG in Germany and also served as chairman of the board of directors at Symphogen A/S, Denmark until its acquisition by Servier SA in June 2020. Prior to this, he worked for ImClone Systems, a wholly owned subsidiary of Eli Lilly, as President of ImClone Systems Inc. in the United States and as managing director in Germany. Before this he was CEO of Fresenius Biotech, where he was instrumental in the EU approval of Removab®, a treatment for malignant ascites.

“I am delighted to join the Achilles Board of Directors at this exciting stage for the Company,” commented Dr Ehmer. “With a novel, precision T cell therapy platform, a powerful bioinformatics capability and a strong balance sheet, the Company is well positioned to advance its pipeline of potential treatments for cancer patients.”

Achilles also announced today that Derek DiRocco of RA Capital Management has resigned from the Board of Directors effective May 3, 2022.

“Bernhard brings substantial experience across many important functions, and we are very happy to welcome him to our Board. As our clinical data mature and our global footprint expands, Bernhard’s international R&D, regulatory and commercial expertise will be an important asset,” said Edwin Moses, Chairman of the Board at Achilles Therapeutics. “On behalf of the Company and the entire Board, I want to thank Derek for his tremendous support of Achilles over the last couple of years. He and his colleagues at RA Capital have been a very valuable source of high-quality advice and guidance, and we look forward to continued interactions with them in the future as one of our important shareholders.”

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward-Looking Statements

This press release contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Investors:

Achilles Therapeutics
Lee M. Stern, VP, IR & External Communications
l.stern@achillestx.com

LifeSci Advisors
John Mullaly
jmullaly@lifesciadvisors.com

Media:

Consilium Strategic Communications
Mary-Jane Elliott, Sukaina Virji, Melissa Gardiner
+44 (0) 203 709 5000
achillestx@consilium-comms.com